SONGVEST RECORDS, INC.
BALANCE SHEET
SEPTEMBER 30, 2019

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ASSETS

CURRENT ASSETS

Cash	$	2,500
TOTAL CURRENT ASSETS		2,500
TOTAL ASSETS		2,500

LIABILITIES AND SHAREHOLDERS' EQUITY

SHAREHOLDERS' EQUITY

Common Stock (200,000 shares authorized;	90
90,000 issued and outstanding; $.001 par value)	
Additional Paid in Capital	8,272
Retained Earnings (Deficit)	(5,862)
TOTAL SHAREHOLDERS' EQUITY	2,500
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 2,500

SONGVEST RECORDS, INC.
INCOME STATEMENT
FOR THE PERIOD OF AUGUST 23, 2019 (INCEPTION) TO SEPTEMBER 30, 2019

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Operating Income		
Sales, Net	$	-
Gross Profit		-
Operating Expense		
Professional & Legal Fees		5,862
		5,862
Net Income from Operations		(5,862)
Net Income	$	(5,862)

SONGVEST RECORDS, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF AUGUST 23, 2019 (INCEPTION) TO SEPTEMBER 30, 2019
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Cash Flows From Operating Activities

Net Income (Loss) For The Period	$	(5,862)
Net Cash Flows From Operating Activities		(5,862)

Cash Flows From Financing Activities

Issuance of Common Stock		90
Change In Additional Paid In Capital		8,272
Net Cash Flows From Investing Activities		8,362

Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		2,500
Cash at End of Period	$	2,500

SONGVEST RECORDS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIOD OF AUGUST 23, 2019 (INCEPTION) TO SEPTEMBER 30, 2019

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| | Common Stock | | Additional Paid | Retained Earnings | Total Stockholders' |
	Number	Amount	in Capital		Equity
Balance at August 23, 2019	-	$ -	$ -	$ -	$ -
Issuance of Stock	90,000	90	8,272		8,362
Net Income					(5,862)
Balance at September 30, 2019	90,000	90 $	8,272 $	-	$ 2,500